Exhibit 99.3

NAAS TECHNOLOGY INC.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: NAAS)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING

to be held on January 23, 2026

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the Extraordinary General Meeting of the Company (the “EGM”) to be held at Conference Room 5, 2/F Arcadia International Hotel, No. 83 Xiangyun Road, Developing Area, Langfang City, Hebei Province, the People’s Republic of China, on January 23, 2026 at 03:00 PM (Beijing time), and at any adjourned or postponed meeting thereof. Holders of record of our ordinary shares at the close of business on January 2, 2026 (Cayman Islands time) (the “Record Date”) are entitled to attend the EGM and any adjournment or postponement thereof in person.

To be valid, this Form of Proxy must be completed, signed, and returned to the Company’s offices (to the attention of: Investors Relationship Department, (010) 8551 0808, Newlink Center, Area G, Building 7, Huitong Times Square, No. 1 Yaojiayuan South Road, Chaoyang District, Beijing), as soon as possible so that it is received by the Company no later than 48 hours before the time of the EGM.

NAAS TECHNOLOGY INC.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: NAAS)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING

to be held on January 23, 2026

(or any adjourned or postponed meeting thereof)

I/We, _____________________, of __________________________________________, the undersigned, being the registered holder of _____________ Class A ordinary shares, par value US$0.01 per share, _____________ Class B ordinary shares, par value US$0.01 per share, _____________ Class C ordinary shares, par value US$0.01 per share, and _____________ Class D ordinary shares, par value US$0.01 per share of NaaS Technology Inc. (the “Company”), hereby appoint the Chairman of the Extraordinary General Meeting as my/our proxy to attend and act for me/us at the Extraordinary General Meeting of the Company to be held at Conference Room 5, 2/F Arcadia International Hotel, No. 83 Xiangyun Road, Developing Area, Langfang City, Hebei Province, the People’s Republic of China (or at any adjourned or postponed meeting thereof), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

	PROPOSALS	FOR (Note)	AGAINST (Note)	ABSTAIN (Note)
1.

As a special resolution:

THAT the par value of each authorized and issued share in the capital of the Company be amended from US$0.01 to US$0.000001 (the “Share Capital Reduction”), such that following the Share Capital Reduction, the authorized and issued share capital of the Company shall be US$52,000, divided into 52,000,000,000 shares comprising (i) 48,100,000,000 Class A Ordinary Shares of a par value of US$0.000001 each, (ii) 300,000,000 Class B Ordinary Shares of a par value of US$0.000001 each, (iii) 1,400,000,000 Class C Ordinary Shares of a par value of US$0.000001 each, (iv) 16,000,000 Class D Ordinary Shares of a par value of US$0.000001 each, and (v) 2,184,000,000 shares as such Class or series (however designated) as the Directors may determine in accordance with the Company’s Memorandum and Articles of Association then in effect and the amount deemed to be paid up on each share shall be the par value.

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2.

As a special resolution:

THAT the Company’s Third Amended and Restated Memorandum and Articles of Association be amended and restated by the deletion in their entirety and by the substitution in their place of the Fourth Amended and Restated Memorandum and Articles of Association in the form attached hereto as Exhibit A to reflect the Share Capital Reduction, which shall take effect on the date of registration of the solvency statement made under section 14A and the minute as required by the Companies Act (as revised) of the Cayman Islands.

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3.

As an ordinary resolution:

THAT (i) the Company give, make, sign, execute and deliver all such agreements, letters, notices, certificates, acknowledgements, instructions and other documents (whether of a like nature or not) in relation to the matters contemplated in the foregoing resolutions as may be considered necessary or desirable by any director or officer of the Company for the purpose of the coming into effect of or otherwise giving effect to, consummating or completing or procuring the performance and completion of all or any of the matters described in the foregoing resolutions, and (ii) any one director or officer or the registered office provider of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate, or desirable to give effect to the foregoing resolutions as such director or officer or the registered office provider, in his/her/its absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands.

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Dated ____________________, 202_

Signature(s) ____________________

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